MORRIS MANNING & MARTIN, LLP

3343 PEACHTREE ROAD

1600 ATLANTA FINANCIAL CENTER

ATLANTA, GEORGIA   30326

(404) 233-7000

(404) 365-9532 (Fax)

August 23, 2006

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

450 Fifth Street, NW

Washington, D.C.  20549

Re:                   Internet Commerce Corporation
Registration Statement on Form S-3 (File No. 333-134705)
 - Request for Acceleration

Ladies and Gentlemen:

On behalf of our client, Internet Commerce Corporation (the “Company”), enclosed for filing is the Company’s request pursuant to Rule 461 promulgated by the Commission under the Securities Act of 1933, as amended (the “Act”), for the acceleration of the effectiveness of its Registration Statement on Form S-3 (File No. 333-134705) under the Act to immediate effectiveness on Wednesday, August 23, 2006 at 4:00 pm EST time or as soon thereafter as is practicable.  Please acknowledge receipt of this filing via the EDGAR postmaster.

If you have any questions, please give me a call at (404) 504-7651.

Very truly yours,

MORRIS, MANNING & MARTIN, LLP

/s/ Larry W. Shackelford
Larry W. Shackelford

cc:                       Glen E. Shipley

INTERNET COMMERCE CORPORATION

6025 The Corners Parkway

Suite 100

Norcross, Georgia  30092

August 23, 2006

VIA EDGAR

Securities and Exchange Commission

Main Filing Desk

450 Fifth Street, N.W.

Washington, DC  20549

Re:            Internet Commerce Corporation
Registration Statement on Form S-3 (File No. 333-134705)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933 (the “Act”), Internet Commerce Corporation, a Delaware corporation (the “Company”), hereby requests acceleration of the effective date of its Registration Statement on Form S-3 (File No. 333-134705) to immediate effectiveness on Wednesday, August 23, 2006 at 4:00 pm EST time or as soon thereafter as is practicable.

The Company acknowledges that, should the Commission or the staff, acting through delegated authority, declare the Registration Statement effective, neither such declaration nor any staff comments or changes to disclosure in response to staff comments shall foreclose the Commission from taking any action with respect to the Registration Statement, that the action of the Commission or the staff, acting through delegated authority, in declaring the Registration Statement effective does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement, and that the Company may not assert such declaration or any staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (678) 533-8004.

Very truly yours,

By:	/s/ Glen E. Shipley
Glen E. Shipley
Chief Financial Officer

cc:           Larry W. Shackelford, Esq.